June 20, 2012

VIA EDGAR

Barbara C. Jacobs, Assistant Director

Mark P. Shuman, Branch Chief-Legal

Edwin Kim, Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:

EFactor Holdings, Inc.

Registration Statement on Form S-1

File No. 333-178851

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), EFactor Holdings, Inc. (the “Company") hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 333-178851, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above. The Company has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market conditions. The Company confirms that no securities have previously been sold in connection with the proposed offering.

In accordance with Rule 477(c) under the Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Thank you for the Staff's cooperation in connection with this matter.

Very truly yours,

EFactor Holdings, Inc.

By: /s/ Adrie Reinders

Adrie Reinders

Chief Executive Officer